UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 14, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that, as a result of the corporate transaction between Baker Tilly Brasil Auditores Independentes S/A (“Baker Tilly”) and BDO RCS Auditores Independentes S/S (“BDO”), BDO, as from the first quarter of 2016, assumed the activities of independent audit previously developed by Baker Tilly with the Company in Brazil, as approved by the Board of Directors’ Mettingheld on March 11, 2016.

BDO’s acting as the Company’s independent auditing firm does not affect the provisions of article 31 of CVM Instruction No. 308 of May 14, 1999, as amended, with relation to the mandatory rotation of the independent auditing firm, as BDO will give continuity to the activities previously developed by Baker Tilly, with the maintenance of the same team responsible for Fibria’s independent audit, and will act as the Company’s independent auditing firm until the end of the work related to the fiscal year of 2017, as per the agreement previously executed with Baker Tilly and now assumed by BDO, as a result of the corporate transaction between Baker Tilly and BDO.

The Company also informs that its Board of Directors approved, at the same meeting, the issuance, by the Company, of export credit notes (NCEs), to back the fund raising transaction via capital markets, through the public distribution of Agribusiness Credit Receivable Certificates (CRA) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A, in a total amount up to R$ 1,350,000,000.00 (one billion and three hundred and fifty million reais). The transaction’s documents were filed for the first analysis by the Brazilian Securities Comission (CVM) on March 11, 2016.

São Paulo, March 14, 2016.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2016

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

3